UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by the controlling shareholder for the Fiscal Council

—

Rio de Janeiro, February 27, 2023 – Petróleo Brasileiro S.A. - Petrobras informs that it received an official letter from the National Treasury Secretariat (STN) of the Ministry of Finance with two nominations for the Company's Fiscal Council, for deliberation at the Ordinary General Meeting of 2023.

The controlling shareholder is nominating the following candidates:

Candidate	Position
Viviane Aparecida da Silva Varga	Member of Fiscal Council (Main) – representative of the National Treasury
Otávio Ladeira de Medeiros	Member of Fiscal Council (Alternate) – representative of the National Treasury

These nominations will be submitted to the internal governance procedures of the company, observing the Policy for Nominating Senior Management Members, for the analysis of legal and management and integrity requirements and subsequent manifestation by the People Committee, pursuant to article 21, paragraph 4, of Decree 8945/2016, amended by Decree 11048/2022.

Below are the resumes of the nominated candidates.

Viviane Aparecida da Silva Varga. Mrs. Viviane Aparecida da Silva Varga holds a degree in Economics from the University of Brasília (UnB), a Master's and a Doctorate in Economics from the Federal University of Rio de Janeiro – URFJ. She has experience in public finance, fiscal management, public debt financing and management, and macroeconomic analysis. She has been a career civil servant at the STN since 1995, holding the position of Federal Auditor of Finance and Control. She went through several areas at STN, performing different technical and management functions. She began her career in the Public Debt Area, served in the Sub-Secretary for Fiscal Management, was Head of the Economic Advisory, Legislative Affairs and Communications at the National Treasury Office, having recently worked in the Sub-Secretary for Strategic Planning of Fiscal Policy. She served as a member of the Fiscal Council of different federal state companies. As a female leader, she was a pioneer in developing projects to encourage the participation of women in high management and influential positions at STN.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Otávio Ladeira de Medeiros. Mr. Otávio Ladeira de Medeiros has a master's degree in economics from University of Brasília – UnB, Executive MBA in Finance from the Brazilian Institute of Capital Markets, extension course “The Theory and Operation of a Modem National Economy” from George Washington University, and Bachelor of Economics from UnB. He also has a course in Monetary and Financial Statistics at the International Monetary Fund, in Lisbon (Portugal) and a training program for finance and control analysts at the Escola Superior de Administração Fazendária. As of June 2016, he was Deputy Secretary of the National Treasury, with the main activities of assisting the Secretary of the National Treasury in his attributions and, in his absence, directing, coordinating, monitoring, and evaluating the activities of responsibility of the Treasury Secretariat National. From December 2015 to May 2016, he served as Secretary of the National Treasury, directing, coordinating, monitoring, and evaluating the activities under the responsibility of the National Treasury Secretariat. Between April and December 2015, he was Undersecretary for Planning and Tax Statistics, with the main activities of coordinating activities under the responsibility of SUPEF, including: (i) monitoring of procedures related to the availability of public finance statistics of the Union, of the States, Federal District and Municipalities; (ii) preparation, editing and dissemination of tax statistics, statements and reports, in compliance with legal provisions and agreements, treaties and covenants entered into by the Union with international organizations or entities; (iii) management of the Sovereign Fund of Brazil - FSB; (iv) promotion of studies and research on tax matters, as well as periodic evaluation of tax statistics and indicators; and (v) preparation of medium and long-term public finance scenarios. From February 2006 to April 2015, he was General Coordinator of Strategic Planning for the Public Debt (COGEP), coordinating activities under the responsibility of COGEP, including: (i) management of risks that, directly or indirectly, affect the public debt under responsibility of the National Treasury; (ii) elaboration of long-term financing strategies for the public debt that aim to reduce the risks and costs associated with it; (iii) preparation of macroeconomic scenarios; and (iv) improvement of the National Treasury's institutional relationship, in order to promote a better level of information about the public debt and the National Treasury's financing policy. Between December 1999 and January 2006, he served as Coordinator of the General Coordination of Strategic Planning for the Public Debt, coordinating activities under the responsibility of COGEP, including: (i) management of risks that directly or indirectly affect the debt public responsibility of the National Treasury; (ii) elaboration of long-term financing strategies for the public debt that aim to reduce the risks and costs associated with it; (iii) preparation of macroeconomic scenarios; and (iv) improvement of the National Treasury's institutional relationship, in order to promote a better level of information about the public debt and the National Treasury's financing policy. From July to December 1999, he was Coordinator of the General Coordination of Public Debt Management – CODIP, supervising the attributions developed by the Public Debt Analysis and Planning Division – DIDIP and the attributions developed by the Economic Research Division – DIPEC. From November 1997 to July 1999 he served as Head of the Public Debt Analysis and Planning Division – DIDIP, with (i) planning and coordination of public offerings (auctions) of National Treasury securities; (ii) based on superior directives, elaboration of strategies for public debt under the responsibility of the National Treasury; and (iii) daily monitoring of political, macroeconomic and financial market variables, in addition to changes in legislation, analyzing their impact on the Public Debt. Between May 1994 and October 1997, he was Deputy Chief of the Public Debt Analysis and Planning Division – DIDIP, working with (i) monitoring public offerings (auctions) of National Treasury securities; (ii) technical support for decisions on the Public Debt; and (iii) assistance in the elaboration of strategies for the public indebtedness of the National Treasury; and (iv) daily monitoring of political, macroeconomic and financial market variables, in addition to changes in legislation, analyzing their impact on the Public Debt. At Banco do Brasil Investimentos S.A., he was a member of the Fiscal Council between January 2001 and April 2005, and between April 2009 and April 2012, in addition to being chairman of the Fiscal Council between May 2001 and April 2005, and between April 2009 and April 2012. At Banco do Brasil S.A., he was chairman of the Fiscal Council between May 2005 and April 2009. At BB Gestora de Cartão de Crédito S.A., he was chairman of the Fiscal Council between May 2012 and April 2014. At Liquigás

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Distribuidora S.A., he was a member of the Fiscal Council between April 2015 and April 2016. At BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários - DTVM S.A., he was a member of the Board of Directors between April 2014 and April 2016. At Embraer S.A., he was a member of the Board of Directors Fiscal from May 2016. At the Special Industrial Financing Agency – FINAME, he was a member of the Board of Directors from 2016. He has academic experience, as (i) professor of Public Debt, at the Federal Court of Accounts – TCU, (ii) professor of Debt Management, at the Macroeconomic and Financial Management Institute of Eastern and Southern Africa, in Luanda (Angola), (iii) professor of Principles of Economic Analysis - Public Debt, at Fundação Getúlio Va rgas – FGV, (iv) professor of Public Debt Management, in an economics course for journalists at FGV, and (v) professor of Public Sector Finance, in the postgraduate course in Public Sector Economics at FGV. He has the following publications: (i) Monograph "Public Debt as an Indicator of Fiscal Sustainability and Indicator of Government Policy" - STN Monograph Prize, 2003 (published in 2004); (ii) Book "Public Debt: the Brazilian Experience", launched in 2009 - coordinator and author of the chapter "Concepts and statistics of the public debt", together with Aline Dieguez B. de Meneses Silva; (iii) Book "Public Debt: the Brazilian Experience", published in Washington - DC, USA, in 2010 - coordinator and author of the chapter "Public debt concepts and statistics", together with Aline Dieguez B. de Meneses Silva; and (iv) Book “The Brazilian Fiscal and Monetary Crisis" (org. Edmar Bacha), released in 2016 - author of the chapter "Relationship between fiscal authority and monetary authority: the international experience and the Brazilian case", together with Maurício Dias Leister.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer